SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 11, 2021

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Stock Exchange Release: Nokia provides recast comparative segment results for 2020 reflecting new financial reporting structure

Attachment: Segment recast 2020 Excel file

Attachment: Indicative bridge 2020 PDF

STOCK EXCHANGE RELEASE	1 (11)

11 March 2021

Nokia provides recast comparative segment results for 2020 reflecting new financial reporting structure

Nokia Corporation
Stock Exchange Release
11 March 2021 at 13:10 EET

Nokia today provides recast comparative segment financial information on a quarterly and annual basis for 2020, reflecting the previously announced organizational changes.

Changes in reporting structure, effective from 1 January 2021

On 29 October 2020, Nokia announced the first phase of its new strategy, outlining high-level strategic principles alongside a new operating model designed to better position the company for changing markets and align with customer needs. The new operating model is optimized for better accountability and transparency, increased simplicity and improved cost-efficiency. On 16 December 2020, Nokia provided an update on its new strategic focus areas and operating model together with its assumptions for its four new business groups and Group Common and Other in 2021 and over the longer term.

Accordingly, Nokia has revised its financial reporting structure to reflect its strategy, organizational structure and the way it evaluates operational performance and allocates resources. Reclassifications have been made in order to reflect the new organizational structure of the company.

The new model, effective from 1 January 2021, consists of four discrete business groups responsible for their own P&Ls and aligned with customer buying behavior: (i) Mobile Networks, (ii) Network Infrastructure, (iii) Cloud and Network Services and (iv) Nokia Technologies. As of 1 January 2021, these will also be the four reportable segments. In addition, Nokia will disclose segment-level data for Group Common and Other.

Within the new Network Infrastructure reportable segment, Nokia intends to provide net sales disclosure for the following businesses: (i) Fixed Networks, (ii) IP Networks, (iii) Optical Networks and (iv) Submarine Networks.

Nokia also intends to continue providing separate net sales disclosure for its different customer types: (i) Communication Service Providers, (ii) Enterprises and (iii) Licensees.

STOCK EXCHANGE RELEASE	2 (11)

11 March 2021

Changes from previous financial reporting structure to new financial reporting structure

The following seven product areas were reclassified into new reportable segments:

1.	Network management was reclassified to Mobile Networks from Nokia Software

2.	Submarine Networks was reclassified to Network Infrastructure from Group Common and Other

3.	Packet Core was reclassified to Cloud and Network Services from Networks

4.	Enterprise Solution Services was reclassified to Cloud and Network Services from Networks

5.	Managed Services was reclassified to Cloud and Network Services from Networks

6.	Network Cognitive Services was reclassified to Cloud and Network Services from Networks

7.	Digital Automation and Analytics & IoT was reclassified to Cloud and Network Services from Group Common and Other

To summarize these changes, the new business groups will be comprised as follows:

Mobile Networks is now comprised of Mobile Access from our previous Networks reportable segment, plus the following reclassifications:

Into Mobile Networks:

•         Network management (from Nokia Software)

Out of Mobile Access from our previous Networks reportable segment:

•         Enterprise Solution Services (to Cloud and Network Services)

•         Managed Services (to Cloud and Network Services)

•         Network Cognitive Services (to Cloud and Network Services)

Network Infrastructure is now comprised of Fixed Access, IP Routing, and Optical Networks from our previous Networks reportable segment, plus the following reclassifications:

Into Network Infrastructure:

•         Submarine Networks (from Group Common and Other)

Out of IP Routing from our previous Networks reportable segment:

•         Packet Core (to Cloud and Network Services)

STOCK EXCHANGE RELEASE	3 (11)

11 March 2021

Cloud and Network Services is now comprised of our previous Nokia Software business group, plus the following reclassifications:

Into Cloud and Network Services:

•         Packet Core (from Networks)

•         Enterprise Solution Services (from Networks)

•         Managed Services (from Networks)

•         Network Cognitive Services (from Networks)

•         Digital Automation and Analytics & IoT (from Group Common and Other)

Out of our previous Nokia Software business group:

•         Network management (to Mobile Networks)

Finally, Group Common and Other continues to include Radio Frequency Systems (RFS), and the following product areas were reclassified into our new business groups:

•         Submarine Networks was reclassified to Network Infrastructure

•         Digital Automation and Analytics & IoT was reclassified to Cloud and Network Services

Recast comparative segment financial information for 2020

To provide a basis for comparison, the following summarized tables present a recasting of Nokia's segment financial information on an unaudited basis for all four quarters of 2020 separately, as well as for the full year 2020.

More detailed tables are available in Excel format attached to this stock exchange release and at www.nokia.com/financials.

Mobile Networks (reported)

	Q1'20	Q2'20	Q3'20	Q4'20	Q1-Q4'20
EUR million	Reported	Reported	Reported	Reported	Reported
Net sales	2 345	2 424	2 448	3 180	10 397

Gross profit	706	848	878	1 232	3 663
Gross margin %	30.1%	35.0%	35.9%	38.7%	35.2%

Operating profit/(loss)	(44)	104	182	273	515
Operating margin %	(1.9)%	4.3%	7.4%	8.6%	5.0%

Other segment items
Depreciation and amortization	(104)	(105)	(101)	(103)	(413)
Share of results of associated companies and joint ventures	(4)	6	(2)	21	21
EBITDA	56	215	281	397	949

Stock exchange release	4 (11)
11 March 2021

Mobile Networks (comparable)

	Q1'20	Q2'20	Q3'20	Q4'20	Q1-Q4'20
EUR million	Comparable	Comparable	Comparable	Comparable	Comparable
Net sales	2 345	2 424	2 449	3 181	10 398

Gross profit	729	875	871	1 256	3 732
Gross margin %	31.1%	36.1%	35.6%	39.5%	35.9%

Operating profit/(loss)	15	183	206	415	818
Operating margin %	0.6%	7.5%	8.4%	13.0%	7.9%

Other segment items
Depreciation and amortization	(87)	(88)	(85)	(87)	(347)
Share of results of associated companies and joint ventures	(4)	6	(2)	21	21
EBITDA	98	277	289	523	1,186

Network Infrastructure (reported)

	Q1'20	Q2'20	Q3'20	Q4'20	Q1-Q4'20
EUR million	Reported	Reported	Reported	Reported	Reported
Net sales(1)	1 419	1 545	1 793	1 979	6 736
Gross profit	449	523	635	685	2 292
Gross margin %	31.6%	33.9%	35.4%	34.6%	34.0%

Operating profit/(loss)	(125)	(49)	118	(102)	(158)
Operating margin %	(8.8)%	(3.2)%	6.6%	(5.2)%	(2.3)%

Other segment items
Depreciation and amortization	(126)	(131)	(126)	(124)	(508)
Share of results of associated companies and joint ventures	0	0	(1)	1	(1)
EBITDA	1	82	243	23	349

1Fixed Networks net sales of EUR 350 million in Q1'20, EUR 439 million in Q2'20, EUR 453 million in Q3'20, EUR 517 million in Q4'20 and EUR 1 759 million in Q1-Q4'20. IP Networks net sales of EUR 542 million in Q1'20, EUR 611 million in Q2'20, EUR 670 million in Q3'20, EUR 761 million in Q4'20 and EUR 2 585 million in Q1-Q4'20. Optical Networks net sales of EUR 394 million in Q1'20, EUR 363 million in Q2'20, EUR 463 million in Q3'20, EUR 474 million in Q4'20 and EUR 1 695 million in Q1-Q4'20. Submarine Networks net sales of EUR 132 million in Q1'20, EUR 131 million in Q2'20, EUR 206 million in Q3'20, EUR 227 million in Q4'20 and EUR 697 million in Q1-Q4'20.

Stock exchange release	5 (11)
11 March 2021

Network Infrastructure (comparable)
	Q1'20	Q2'20	Q3'20	Q4'20	Q1-Q4'20
EUR million	Comparable	Comparable	Comparable	Comparable	Comparable
Net sales(1)	1 419	1 545	1 793	1 980	6 736

Gross profit	461	537	648	715	2 361
Gross margin %	32.5%	34.8%	36.1%	36.1%	35.1%

Operating profit/(loss)	(31)	66	212	211	457
Operating margin %	(2.2)%	4.3%	11.8%	10.7%	6.8%

Other segment items
Depreciation and amortization	(50)	(51)	(50)	(50)	(200)
Share of results of associated companies and joint ventures	0	0	(1)	1	(1)
EBITDA	19	117	261	262	656

1Fixed Networks net sales of EUR 350 million in Q1'20, EUR 439 million in Q2'20, EUR 453 million in Q3'20, EUR 517 million in Q4'20 and EUR 1 759 million in Q1-Q4'20. IP Networks net sales of EUR 542 million in Q1'20, EUR 611 million in Q2'20, EUR 670 million in Q3'20, EUR 761 million in Q4'20 and EUR 2 585 million in Q1-Q4'20. Optical Networks net sales of EUR 394 million in Q1'20, EUR 363 million in Q2'20, EUR 463 million in Q3'20, EUR 474 million in Q4'20 and EUR 1 695 million in Q1-Q4'20. Submarine Networks net sales of EUR 132 million in Q1'20, EUR 131 million in Q2'20, EUR 206 million in Q3'20, EUR 227 million in Q4'20 and EUR 697 million in Q1-Q4'20.

Cloud and Network Services (reported)
	Q1'20	Q2'20	Q3'20	Q4'20	Q1-Q4'20
EUR million	Reported	Reported	Reported	Reported	Reported
Net sales	744	718	663	962	3 087

Gross profit	240	229	117	259	845
Gross margin %	32.3%	31.9%	17.6%	26.9%	27.4%

Operating profit/(loss)	(69)	(54)	(148)	(63)	(334)
Operating margin %	(9.3)%	(7.5)%	(22.3)%	(6.5)%	(10.8)%

Other segment items
Depreciation and amortization	(38)	(37)	(35)	(35)	(146)
Share of results of associated companies and joint ventures	1	1	2	2	5
EBITDA	(30)	(16)	(111)	(26)	(183)

Stock exchange release	6 (11)
11 March 2021

Cloud and Network Services (comparable)

	Q1'20	Q2'20	Q3'20	Q4'20	Q1-Q4'20
EUR million	Comparable	Comparable	Comparable	Comparable	Comparable
Net sales	744	718	663	962	3 087

Gross profit	255	258	130	374	1 016
Gross margin %	34.3%	35.9%	19.6%	38.9%	32.9%

Operating profit/(loss)	(39)	(6)	(119)	97	(67)
Operating margin %	(5.2)%	(0.8)%	(17.9)%	10.1%	(2.2)%

Other segment items
Depreciation and amortization	(30)	(29)	(28)	(28)	(115)
Share of results of associated companies and joint ventures	1	1	2	2	5
EBITDA	(8)	24	(89)	127	53

Nokia Technologies (reported)

	Q1'20	Q2'20	Q3'20	Q4'20	Q1-Q4'20
EUR million	Reported	Reported	Reported	Reported	Reported
Net sales	347	341	331	382	1 402

Gross profit	345	339	327	380	1 392
Gross margin %	99.4%	99.4%	98.8%	99.5%	99.3%

Operating profit/(loss)	280	271	263	306	1 120
Operating margin %	80.7%	79.5%	79.5%	80.1%	79.9%

Other segment items
Depreciation and amortization	(10)	(10)	(10)	(10)	(39)
Share of results of associated companies and joint ventures	0	0	1	0	1
EBITDA	290	281	274	316	1,160

Stock exchange release	7 (11)
11 March 2021

Nokia Technologies (comparable)

	Q1'20	Q2'20	Q3'20	Q4'20	Q1-Q4'20
EUR million	Comparable	Comparable	Comparable	Comparable	Comparable
Net sales	347	341	331	382	1 402

Gross profit	345	339	328	380	1 393
Gross margin %	99.4%	99.4%	99.1%	99.5%	99.4%

Operating profit/(loss)	280	272	264	307	1 123
Operating margin %	80.7%	79.8%	79.8%	80.4%	80.1%

Other segment items
Depreciation and amortization	(10)	(10)	(10)	(10)	(39)
Share of results of associated companies and joint ventures	0	0	1	0	1
EBITDA	290	282	275	317	1 163

Group Common and Other (reported)

	Q1'20	Q2'20	Q3'20	Q4'20	Q1-Q4'20
EUR million	Reported	Reported	Reported	Reported	Reported
Net sales	68	75	67	59	269

Gross profit	(4)	2	5	(5)	(1)
Gross margin %	(5.9)%	2.7%	7.5%	(8.5)%	(0.4)%

Operating profit/(loss)	(118)	(103)	(65)	28	(258)
Operating margin %	(173.5)%	(137.3)%	(97.0)%	47.5%	(95.9)%

Other segment items
Depreciation and amortization	(7)	(7)	(6)	(6)	(26)
Share of results of associated companies and joint ventures	(1)	0	0	(4)	(5)
EBITDA	(112)	(96)	(59)	30	(237)

Group Common and Other (comparable)

	Q1'20	Q2'20	Q3'20	Q4'20	Q1-Q4'20
EUR million	Comparable	Comparable	Comparable	Comparable	Comparable
Net sales	68	75	67	59	269

Gross profit	(2)	6	5	(2)	7
Gross margin %	(2.9)%	8.0%	7.5%	(3.4)%	2.6%

Operating profit/(loss)	(108)	(91)	(77)	26	(251)
Operating margin %	(158.8)%	(121.3)%	(114.9)%	44.1%	(93.3)%

Other segment items
Depreciation and amortization	(6)	(6)	(6)	(6)	(24)
Share of results of associated companies and joint ventures	(1)	0	0	(4)	(5)
EBITDA	(103)	(85)	(71)	28	(232)

Stock exchange release	8(11)
11 March 2021

Nokia Group (reported)

	Q1'20	Q2'20	Q3'20	Q4'20	Q1-Q4'20
EUR million	Reported	Reported	Reported	Reported	Reported
Net sales	4 913	5 092	5 294	6 553	21 852

Gross profit	1 736	1 942	1 962	2 553	8 193
Gross margin %	35.3%	38.1%	37.1%	39.0%	37.5%

Operating profit/(loss)	(76)	170	350	441	885
Operating margin %	(1.5)%	3.3%	6.6%	6.7%	4.0%

Other segment items
Depreciation and amortization	(285)	(290)	(279)	(279)	(1 132)
Share of results of associated companies and joint ventures	(4)	6	0	20	22
EBITDA	205	466	629	740	2 039

Nokia Group (comparable)

	Q1'20	Q2'20	Q3'20	Q4'20	Q1-Q4'20
EUR million	Comparable	Comparable	Comparable	Comparable	Comparable
Net sales	4 914	5 093	5 294	6 554	21 854

Gross profit	1 787	2 017	1 981	2 724	8 509
Gross margin %	36.4%	39.6%	37.4%	41.6%	38.9%

Operating profit/(loss)	116	423	486	1 056	2 081
Operating margin %	2.4%	8.3%	9.2%	16.1%	9.5%

Other segment items
Depreciation and amortization	(183)	(184)	(178)	(180)	(725)
Share of results of associated companies and joint ventures	(4)	6	0	20	22
EBITDA	295	613	664	1 256	2 828

Stock exchange release	9 (11)
11 March 2021

Illustrative recast of Nokia Software to Cloud and Network Services

The reclassifications affected our new Cloud and Network Services business group particularly significantly, and therefore we are providing an illustrative bridge. The comparable operating margin for our previous Nokia Software reportable segment was 19.2% in 2020, whereas the comparable operating margin for Cloud and Network Services was -2.2% in 2020. This was attributable to reclassifying Packet Core, Enterprise Solution Services, Managed Services, and Network Cognitive Services to Cloud and Network Services from our previous Networks reportable segment, as well as reclassifying Digital Automation and Analytics & IoT to Cloud and Network Services from Group Common and Other. In addition, Network Management was reclassified to Mobile Networks from our previous Nokia Software reportable segment.

Please refer to the PDF attached to this release.

About Nokia

We create the critical networks and technologies to bring together the world’s intelligence, across businesses, cities, supply chains and societies.

With our commitment to innovation and technology leadership, driven by the award-winning Nokia Bell Labs, we deliver networks at the limits of science across mobile, infrastructure, cloud, and enabling technologies.

Adhering to the highest standards of integrity and security, we help build the capabilities we need for a more productive, sustainable and inclusive world.

For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Investor Enquiries:

Nokia Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

Media Enquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Stock exchange release	10 (11)
11 March 2021

Forward-looking statements

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies, growth management and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of that impact of COVID-19 on our businesses, our supply chain and our customers’ businesses) and any future dividends including timing and qualitative and quantitative thresholds associated therewith; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings, product cost reductions and competitiveness, as well as results of operations including targeted synergies, better commercial management and those results related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding competition within our market, market developments, general economic conditions and structural and legal change globally and in national and regional markets, such as China; F) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G, investment requirements with such rollout, and our ability to capitalize on such rollout; G) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our current cost savings program; H) expectations, plans or benefits related to future capital expenditures, reduction of support function costs, temporary incremental expenditures or other R&D expenditures to develop or rollout software and other new products, including 5G, ReefShark and increased digitalization; I) expectations regarding our customers' future actions, including our customers’ capital expenditure constraints and our ability to satisfy customer’s needs and retain their business; and J) statements preceded by or including “believe”, “expect”, “expectations”, “deliver”, “maintain”, “strengthen”, “target”, “estimate”, “plan”, “intend”, “assumption”, “focus”, “continue”, “should", "will” or similar expressions.

Stock exchange release	11 (11)
11 March 2021

These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions, general public health conditions (including its impact on our supply chains) and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment; 3) competition and our ability to effectively and profitably invest in existing and new high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements, as well as external events impacting our customers including mergers and acquisitions and the possibility of our customers awarding business to our competitors; 6) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally, expectations and timing around our ability to recognize any net sales and our ability to implement changes to our organizational and operational structure efficiently; 7) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 8) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 9) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 10) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; and 11) the scope and duration of the COVID-19 impact on the global economy and financial markets as well as our customers, supply chain, product development, service delivery, other operations and our financial, tax, pension and other assets, and the shape of the economic recovery following the pandemic as well as the risk factors specified in our 2020 annual report on Form 20-F published on March 4, 2021 under "Operating and financial review and prospects-Risk factors" and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Mobile Networks

	Q1'20			Q2'20			Q3'20			Q4'20			Q1-Q4'20
EUR million	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable
Net sales	2,345	0	2,345	2,424	0	2,424	2,448	0	2,449	3,180	0	3,181	10,397	(1)	10,398

Gross profit	706	(24)	729	848	(28)	875	878	6	871	1,232	(24)	1,256	3,663	(69)	3,732
Gross margin %	30.1%		31.1%	35.0%		36.1%	35.9%		35.6%	38.7%		39.5%	35.2%		35.9%

Operating profit/(loss)	(44)	(59)	15	104	(79)	183	182	(24)	206	273	(142)	415	515	(303)	818
Operating margin %	(1.9)%		0.6%	4.3%		7.5%	7.4%		8.4%	8.6%		13.0%	5.0%		7.9%

Other segment items
Depreciation and amortization	(104)	(17)	(87)	(105)	(17)	(88)	(101)	(16)	(85)	(103)	(16)	(87)	(413)	(66)	(347)
Share of results of associated companies and joint ventures	(4)	0	(4)	6	0	6	(2)	0	(2)	21	0	21	21	0	21
EBITDA	56	(42)	98	215	(62)	277	281	(8)	289	397	(126)	523	949	(237)	1,186

Network Infrastructure

	Q1'20			Q2'20			Q3'20			Q4'20			Q1-Q4'20
EUR million	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable
Net sales(1)	1,419	0	1,419	1,545	0	1,545	1,793	0	1,793	1,979	0	1,980	6,736	0	6,736

Gross profit	449	(11)	461	523	(15)	537	635	(13)	648	685	(30)	715	2,292	(69)	2,361
Gross margin %	31.6%		32.5%	33.9%		34.8%	35.4%		36.1%	34.6%		36.1%	34.0%		35.1%

Operating profit/(loss)	(125)	(94)	(31)	(49)	(115)	66	118	(94)	212	(102)	(313)	211	(158)	(615)	457
Operating margin %	(8.8)%		(2.2)%	(3.2)%		4.3%	6.6%		11.8%	(5.2)%		10.7%	(2.3)%		6.8%

Other segment items
Depreciation and amortization	(126)	(76)	(50)	(131)	(81)	(51)	(126)	(76)	(50)	(124)	(75)	(50)	(508)	(308)	(200)
Share of results of associated companies and joint ventures	0	0	0	0	0	0	(1)	0	(1)	1	0	1	(1)	0	(1)
EBITDA	1	(18)	19	82	(34)	117	243	(18)	261	23	(238)	262	349	(307)	656

1 Fixed Networks net sales of EUR 350 million in Q1'20, EUR 439 million in Q2'20, EUR 453 million in Q3'20, EUR 517 million in Q4'20 and EUR 1 759 million in Q1-Q4'20. IP Networks net sales of EUR 542 million in Q1'20, EUR 611 million in Q2'20, EUR 670 million in Q3'20, EUR 761 million in Q4'20 and EUR 2 585 million in Q1-Q4'20. Optical Networks net sales of EUR 394 million in Q1'20, EUR 363 million in Q2'20, EUR 463 million in Q3'20, EUR 474 million in Q4'20 and EUR 1 695 million in Q1-Q4'20. Submarine Networks net sales of EUR 132 million in Q1'20, EUR 131 million in Q2'20, EUR 206 million in Q3'20, EUR 227 million in Q4'20 and EUR 697 million in Q1-Q4'20.

Cloud and Network Services

	Q1'20			Q2'20			Q3'20			Q4'20			Q1-Q4'20
EUR million	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable
Net sales	744	0	744	718	0	718	663	0	663	962	0	962	3,087	0	3,087

Gross profit	240	(15)	255	229	(29)	258	117	(13)	130	259	(115)	374	845	(171)	1,016
Gross margin %	32.3%		34.3%	31.9%		35.9%	17.6%		19.6%	26.9%		38.9%	27.4%		32.9%

Operating profit/(loss)	(69)	(30)	(39)	(54)	(48)	(6)	(148)	(29)	(119)	(63)	(160)	97	(334)	(267)	(67)
Operating margin %	(9.3)%		(5.2)%	(7.5)%		(0.8)%	(22.3)%		(17.9)%	(6.5)%		10.1%	(10.8)%		(2.2)%

Other segment items
Depreciation and amortization	(38)	(8)	(30)	(37)	(8)	(29)	(35)	(8)	(28)	(35)	(8)	(28)	(146)	(31)	(115)
Share of results of associated companies and joint ventures	1	0	1	1	0	1	2	0	2	2	0	2	5	0	5
EBITDA	(30)	(22)	(8)	(16)	(40)	24	(111)	(21)	(89)	(26)	(152)	127	(183)	(236)	53

Nokia Technologies

	Q1'20			Q2'20			Q3'20			Q4'20			Q1-Q4'20
EUR million	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable
Net sales	347	0	347	341	0	341	331	0	331	382	0	382	1,402	0	1,402

Gross profit	345	0	345	339	0	339	327	0	328	380	0	380	1,392	(1)	1,393
Gross margin %	99.4%		99.4%	99.4%		99.4%	98.8%		99.1%	99.5%		99.5%	99.3%		99.4%

Operating profit/(loss)	280	0	280	271	(1)	272	263	(1)	264	306	(1)	307	1,120	(3)	1,123
Operating margin %	80.7%		80.7%	79.5%		79.8%	79.5%		79.8%	80.1%		80.4%	79.9%		80.1%

Other segment items
Depreciation and amortization	(10)	0	(10)	(10)	0	(10)	(10)	0	(10)	(10)	0	(10)	(39)	0	(39)
Share of results of associated companies and joint ventures	0	0	0	0	0	0	1	0	1	0	0	0	1	0	1
EBITDA	290	0	290	281	(1)	282	274	(1)	275	316	(1)	317	1,160	(3)	1,163

Group Common and Other
	Q1'20			Q2'20			Q3'20			Q4'20			Q1-Q4'20
EUR million	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable
Net sales	68	0	68	75	0	75	67	0	67	59	0	59	269	0	269

Gross profit	(4)	(1)	(2)	2	(4)	6	5	0	5	(5)	(3)	(2)	(1)	(8)	7
Gross margin %	(5.9)%		(2.9)%	2.7%		8.0%	7.5%		7.5%	(8.5)%		(3.4)%	(0.4)%		2.6%

Operating profit/(loss)	(118)	(10)	(108)	(103)	(11)	(91)	(65)	12	(77)	28	2	26	(258)	(7)	(251)
Operating margin %	(173.5)%		(158.8)%	(137.3)%		(121.3)%	(97.0)%		(114.9)%	47.5%		44.1%	(95.9)%		(93.3)%

Other segment items
Depreciation and amortization	(7)	0	(6)	(7)	0	(6)	(6)	0	(6)	(6)	0	(6)	(26)	(2)	(24)
Share of results of associated companies and joint ventures	(1)	0	(1)	0	0	0	0	0	0	(4)	0	(4)	(5)	0	(5)
EBITDA	(112)	(10)	(103)	(96)	(11)	(85)	(59)	12	(71)	30	2	28	(237)	(5)	(232)

Nokia Group

	Q1'20			Q2'20			Q3'20			Q4'20			Q1-Q4'20
EUR million	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable
Net sales	4,913	(1)	4,914	5,092	(1)	5,093	5,294	(1)	5,294	6,553	(1)	6,554	21,852	(2)	21,854

Gross profit	1,736	(51)	1,787	1,942	(75)	2,017	1,962	(19)	1,981	2,553	(171)	2,724	8,193	(316)	8,509
Gross margin %	35.3%		36.4%	38.1%		39.6%	37.1%		37.4%	39.0%		41.6%	37.5%		38.9%

Operating profit/(loss)	(76)	(192)	116	170	(253)	423	350	(136)	486	441	(615)	1,056	885	(1,196)	2,081
Operating margin %	(1.5)%		2.4%	3.3%		8.3%	6.6%		9.2%	6.7%		16.1%	4.0%		9.5%

Other segment items
Depreciation and amortization	(285)	(101)	(183)	(290)	(106)	(184)	(279)	(101)	(178)	(279)	(99)	(180)	(1,132)	(407)	(725)
Share of results of associated companies and joint ventures	(4)	0	(4)	6	0	6	0	0	0	20	0	20	22	0	22
EBITDA	205	(91)	295	466	(147)	613	629	(35)	664	740	(516)	1,256	2,039	(789)	2,828

Reconciliation of the segments to the Group

	Q1'20			Q2'20			Q3'20			Q4'20			Q1-Q4'20
EUR million	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable	Reported	Items affecting comparability	Comparable
Net sales
Mobile Networks	2,345	0	2,345	2,424	0	2,424	2,448	0	2,449	3,180	0	3,181	10,397	(1)	10,398
Network Infrastructure	1,419	0	1,419	1,545	0	1,545	1,793	0	1,793	1,979	0	1,980	6,736	0	6,736
Cloud and Network Services	744	0	744	718	0	718	663	0	663	962	0	962	3,087	0	3,087
Nokia Technologies	347	0	347	341	0	341	331	0	331	382	0	382	1,402	0	1,402
Group Common and Other	68	0	68	75	0	75	67	0	67	59	0	59	269	0	269
Segment total	4,923	0	4,923	5,103	0	5,103	5,302	0	5,303	6,562	0	6,564	21,891	(1)	21,892
Eliminations	(9)	0	(9)	(11)	0	(11)	(9)	0	(9)	(8)	0	(8)	(38)	0	(38)
Nokia Group	4,913	(1)	4,914	5,092	(1)	5,093	5,294	(1)	5,294	6,553	(1)	6,554	21,852	(2)	21,854

Gross profit
Mobile Networks	706	(24)	729	848	(28)	875	878	6	871	1,232	(24)	1,256	3,663	(69)	3,732
Network Infrastructure	449	(11)	461	523	(15)	537	635	(13)	648	685	(30)	715	2,292	(69)	2,361
Cloud and Network Services	240	(15)	255	229	(29)	258	117	(13)	130	259	(115)	374	845	(171)	1,016
Nokia Technologies	345	0	345	339	0	339	327	0	328	380	0	380	1,392	(1)	1,393
Group Common and Other	(4)	(1)	(2)	2	(4)	6	5	0	5	(5)	(3)	(2)	(1)	(8)	7
Segment total	1,736	(51)	1,787	1,942	(75)	2,017	1,962	(19)	1,981	2,553	(171)	2,724	8,193	(316)	8,509
Nokia Group	1,736	(51)	1,787	1,942	(75)	2,017	1,962	(19)	1,981	2,553	(171)	2,724	8,193	(316)	8,509

Operating profit
Mobile Networks	(44)	(59)	15	104	(79)	183	182	(24)	206	273	(142)	415	515	(303)	818
Network Infrastructure	(125)	(94)	(31)	(49)	(115)	66	118	(94)	212	(102)	(313)	211	(158)	(615)	457
Cloud and Network Services	(69)	(30)	(39)	(54)	(48)	(6)	(148)	(29)	(119)	(63)	(160)	97	(334)	(267)	(67)
Nokia Technologies	280	0	280	271	(1)	272	263	(1)	264	306	(1)	307	1,120	(3)	1,123
Group Common and Other	(118)	(10)	(108)	(103)	(11)	(91)	(65)	12	(77)	28	2	26	(258)	(7)	(251)
Segment total	(76)	(192)	116	170	(253)	423	350	(136)	486	441	(615)	1,056	885	(1,196)	2,081
Nokia Group	(76)	(192)	116	170	(253)	423	350	(136)	486	441	(615)	1,056	885	(1,196)	2,081

© 2021 Nokia 1 Nokia Software to Cloud and Network Services comparable operating margin bridge Reclassified from Networks Nokia Software (previous reporting structure) ~(9)% ~(8)% (2)% Reclassified to Mobile Networks ~(4)% Reclassified from Group Common and Other Cloud and Network Services (recast) 19% Comparable operating margin 2020 indicative bridge

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2021	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate